CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$65,000,164.824	$7,553.02

Pricing supplement no. 658 To prospectus dated November 7, 2014, prospectus supplement dated November 7, 2014 and product supplement no. 3 a-I dated November 7, 2014	Registration Statement No. 333-199966 Dated April 28, 2015 Rule 424(b)(2)

Structured Investments	$65,000,164.824 8.00% per annum Equity Linked Notes due May 5, 2016 Linked to the Common Stock of HCA Holdings, Inc.

General
•	The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock if the Final Share Price is less than the Call Strike Price, be willing to accept the risks of exposure to equities in general and the common stock of HCA Holdings, Inc., in particular, and be willing to lose some of their principal at maturity. The notes will pay 8.00% per annum interest over the term of the notes. However, the notes do not guarantee the full return of the principal amount of your notes at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock as described below.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations equal to the Principal Amount and integral multiples thereof
Key Terms
Reference Stock:
The common stock, par value $0.01 per share, of HCA Holdings, Inc. (Bloomberg ticker: HCA).  We refer to HCA Holdings, Inc. as the “Reference Stock Issuer.” For more information on the Reference Stock, see “The Reference Stock” herein.

Interest Rate:	8.00% per annum, paid monthly and calculated on a 30/360 basis
Interest Payment Dates:
Interest on the notes will be payable monthly in arrears on the fifth calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such day, an “Interest Payment Date”), commencing June 5, 2015.  See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:	Your payment at maturity per note will be equal to: • If the Final Share Price is less than or equal to the Lower Put Strike Price: Downside Participation × Lower Put Strike Price
• If the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price: Downside Participation × Final Share Price
• If the Final Share Price is greater than or equal to the Upper Put Strike Price and less than the Call Strike Price: the Principal Amount

•   If the Final Share Price is greater than or equal to the Call Strike Price:
[Upside Participation × (Final Share Price – Call Strike Price)] + Principal Amount
We will, at our option, elect cash or physical delivery of the payment at maturity.

If the Final Share Price is less than the Upper Put Strike Price, you will lose up to approximately 24.945% of the principal amount of your notes at maturity.
Physical Delivery Amount:
If we elect physical delivery of the payment at maturity, you will receive, in lieu of cash, the Physical Delivery Amount, which is equal to a number of shares of the Reference Stock equal to the amount calculated in accordance with the Payment at Maturity section above divided by the Final Share Price. Any fractional shares will be paid in cash.

Principal Amount:	For each note, $75.9756, which is equal to the Initial Strike Price
Initial Strike Price:
Set equal to $75.9756, as determined on the Pricing Date in the sole discretion of the calculation agent.  The Initial Strike Price is not the closing price of one share of the Reference Stock on the Pricing Date.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Strike Price, that might affect the value of your notes.

Final Share Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:
The Stock Adjustment Factor is referenced in determining the closing price of one share of the Reference Stock and is set equal to 1.0 on the Pricing Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock, including an adjustment to take into account any Ordinary Dividend that is higher or lower than the Base Dividend.  See “The Underlying — Reference Stocks — Anti-Dilution Adjustments” in the accompanying product supplement no. 3a-I, as supplemented by “Supplemental Terms of the Notes” in this pricing supplement, and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement no. 3a-I.

Ordinary Dividend:	The regular quarterly cash dividend per one share of the Reference Stock paid by the Reference Stock Issuer
Base Dividend:
From the Settlement Date to the Observation Date, $0 per quarter per share of the Reference Stock.  The Base Dividend is used to calculate any dividend adjustments for ordinary dividends.  See “Supplemental Terms of the Notes” in this pricing supplement for further information.

Lower Put Strike Price:	$64.57926, which is equal to 85% of the Initial Strike Price
Upper Put Strike Price:	$86.04237, which is equal to 113.25% (the “Upper Put Strike Percentage”) of the Initial Strike Price
Call Strike Price:	$89.27133, which is equal to 117.50% of the Initial Strike Price
Downside Participation:	88.30022%, which is equal to 1/Upper Put Strike Percentage
Upside Participation:	65%
Pricing Date:	April 28, 2015
Original Issue Date (Settlement Date):	On or about May 5, 2015
Observation Date†:	April 28, 2016
Maturity Date†:	May 5, 2016
CUSIP:	48127T210
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 3a-I
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 3a-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$75.9756	$—	$75.9756
Total	$65,000,164.824	$—	$65,000,164.824
(1)	See Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will not receive selling commissions for the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-83 of the accompanying product supplement no. 3a-I.
The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $75.12 (98.88% of the Principal Amount) per note.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
April 28, 2015

Additional Terms Specific to the Notes
You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3a-I dated November 7, 2014.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3a-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 3a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008406/e61361_424b2.pdf
•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.
Supplemental Terms of the Notes
For purposes of the notes offering by this pricing supplement, notwithstanding anything to the contrary in the accompanying product supplement:
(a)	each interest payment on the notes will be calculated as follows:
Principal Amount × Interest Rate × (number of days in the Interest Period / 360), where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each and where an “Interest Period” is the period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date;
(b)	if an Ordinary Dividend different from the Base Dividend is paid on the Reference Stock, then the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor will equal the product of:
•	the prior Stock Adjustment Factor, and
•	a fraction, the numerator of which will be the Current Market Price (as defined in the accompanying product supplement with respect to a Reference Stock) of the Reference Stock, and the denominator of which will be (x) the Current Market Price of the Reference Stock minus (y) the excess dividend, where the “excess dividend,” which may be negative, equals the Ordinary Dividend paid minus the Base Dividend.  Notwithstanding the foregoing, a cash dividend that would otherwise require adjustment to the Stock Adjustment Factor under both this paragraph (b) and the section entitled “The Underlyings — Reference Stocks — Anti-Dilution Adjustments — Cash Dividends or Distributions” in the accompanying product supplement will be adjusted only under that section of the accompanying product supplement and not under this paragraph (b); and
(c)	each reference in the section entitled “The Underlyings — Reference Stocks — Anti-Dilution Adjustments — Cash Dividends or Distributions” in the accompanying product supplement to “cash dividends or distributions made previously during that quarterly fiscal period with respect to which an adjustment to the Stock Adjustment Factor has not previously been made under this ‘— Cash Dividends or Distributions’ section” is deemed not to include any cash dividend made previously during the relevant quarterly fiscal period with respect to which an adjustment to the Stock Adjustment Factor has previously been made under paragraph (b) above.

JPMorgan Structured Investments —	PS-1
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

Selected Purchase Considerations
•	POTENTIAL PARTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., you will receive at least a portion of the Principal Amount per note if you hold the notes to maturity, regardless of the performance of the Reference Stock. The minimum payment at maturity per note is $57.0236 (approximately 75.055% of the Principal Amount). Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED APPRECIATION POTENTIAL — The payment on the notes at maturity will exceed the Principal Amount per note if the Final Share Price is greater than the Call Strike Price, which is 117.50% of the Initial Strike Price. Under these circumstances, at maturity, for each note, you will receive a payment equal to the sum of (a) the Upside Participation multiplied by the difference between the Final Share Price and the Call Strike Price and (b) the Principal Amount. We will, at our election, elect cash or physical delivery of the payment at maturity.
•	MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments as specified on the cover of this pricing supplement. Interest on the notes will be payable monthly in arrears on the fifth calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such day, an “Interest Payment Date”), commencing June 5, 2015, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
•	TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes as “short-term obligations” for U.S. federal income tax purposes, as described in the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement. No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the notes. Significant aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
Selected Risk Considerations
An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3a-I.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee the full return of the principal amount of your notes at maturity. The return on the notes at maturity is linked to the performance of the Reference Stock relative to the Lower Put Strike Price, the Upper Put Strike Price and the Call Strike Price. Furthermore, the Final Share Price must be greater than the Initial Strike Price by at least 13.25% for you to receive at least 100% of the Principal Amount per note at maturity. You will receive no more than $57.0236 (approximately 75.055% of the Principal Amount per note) at maturity if the Final Share Price is less than or equal to the Lower Put Strike Price, and you will not receive the full principal amount of your notes at maturity if the Final Share Price is less than the Upper Put Strike Price. We cannot guarantee that the interest you will receive over the term of the notes will be sufficient to offset any loss you may incur at maturity.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED — The notes do not provide the ability to participate in any upside appreciation of the Reference Stock unless the Final Share Price is greater than the Call Strike Price, which is 117.50% of the Initial Strike Price. In addition, your ability to participate in the full difference between the Final Share Price and the Call Strike Price will be limited by the Upside Participation. Because the Upside Participation is 65%, you will only participate in 65% of any appreciation in the Final Share Price above the Call Strike Price.
•	YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR NOTES IF THE FINAL SHARE PRICE OF THE REFERENCE STOCK DOES NOT EQUAL OR EXCEED THE UPPER PUT STRIKE PRICE — If the Final Share Price is less than the Upper Put Strike Price, your payment at maturity will be less than the Principal Amount per note. The minimum payment at maturity you will receive for each note held to maturity will be $57.0236 (approximately 75.055% of the Principal Amount). You will incur a loss of principal if the Final Share Price is less than the Upper Put Strike Price.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these

JPMorgan Structured Investments —	PS-2
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 3a-I for additional information about these risks.
We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuer, including extending loans to, or making equity investments in, the Reference Stock Issuer or providing advisory services to the Reference Stock Issuer.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuer and these reports may or may not recommend that investors buy or hold the Reference Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
The Initial Strike Price is a price determined on the Pricing Date in the sole discretion of the calculation agent. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Initial Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Strike Price, that might affect the value of your notes.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Reference Stock, including:

JPMorgan Structured Investments —	PS-3
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	whether the Reference Stock closes above, equal to or below the Lower Put Strike Price, the Upper Put Strike Price or the Call Strike Price;
•	the actual and expected volatility in the closing price of one share of the Reference Stock;
•	the time to maturity of the notes;
•	the dividend rate on the Reference Stock;
•	interest and yield rates in the market generally;
•	the occurrence of certain events affecting the Reference Stock Issuer that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
•	a variety of other economic, financial, political, regulatory and judicial events.
Additionally, one of our affiliates is expected to provide an indicative value, if requested, for the notes directly to the initial investor of the notes.  This value may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.
•	YOUR PAYMENT AT MATURITY MAY BE LESS THAN THE PRINCIPAL AMOUNT OF YOUR NOTES, EVEN IF THE FINAL SHARE PRICE IS GREATER THAN THE INITIAL STRIKE PRICE — Even if the Final Share Price is greater than the Initial Strike Price, if the Final Share Price is less than the Upper Put Strike Price, your payment at maturity per note will be less than the Principal Amount. Under these circumstances, your payment at maturity will be equal to the product of the Downside Participation and either (a) the Lower Put Strike Price (if the Final Share Price is less than or equal to the Lower Put Strike Price) or (b) the Final Share Price.
•	YOUR PAYMENT AT MATURITY WILL BE DETERMINED ON THE OBSERVATION DATE AND WILL NOT BE ADJUSTED FOR ANY CHANGES IN THE CLOSING PRICE OF ONE SHARE OF THE REFERENCE STOCK THAT MAY OCCUR BETWEEN THE OBSERVATION DATE AND THE MATURITY DATE — We will elect whether to pay the payment at maturity in cash or in shares of the Reference Stock, with any fractional shares paid in cash. The amount of cash or the number of shares of the Reference Stock that you will receive, will be determined on the Observation Date and will not be adjusted for any changes that may occur in the closing price of one share of the Reference Stock between the Observation Date and the Maturity Date.
•	NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or rights to receive cash dividends or other distributions. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock Issuer contained in this pricing supplement. You should make your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and the Reference Stock Issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
•	THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — No statutory, judicial or administrative authority directly addresses the treatment of notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the notes. As a result, significant aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section

JPMorgan Structured Investments —	PS-4
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and consult your tax adviser regarding your particular circumstances.

JPMorgan Structured Investments —	PS-5
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

What Are the Total Return and Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Stock?
The following table and examples illustrate the hypothetical total return and payment at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per note to the Principal Amount.  Each hypothetical total return or hypothetical payment at maturity set forth below reflects the Initial Strike Price and Principal Amount of $75.9756, the Lower Put Strike Price of $64.57926 (equal to 85% of the Initial Strike Price), the Upper Put Strike Price of $86.04237 (equal to 113.25% of the Initial Strike Price), the Call Strike Price of $89.27133 (equal to 117.50% of the Initial Strike Price), the Upside Participation of 65% and the Downside Participation of 88.30022% (equal to 1/the Upper Put Strike Percentage of 113.25%).  Each hypothetical total return or hypothetical payment at maturity set forth below does not reflect any interest payment.  Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.
Final Share Price	Percentage Change in Final Share Price Relative to Initial Strike Price	Total Return	Payment at Maturity*
$136.75608	80.00%	40.625%	$106.8407
$125.35974	65.00%	30.875%	$99.4331
$113.96340	50.00%	21.125%	$92.0254
$106.36584	40.00%	14.625%	$87.0870
$98.76828	30.00%	8.125%	$82.1486
$91.17072	20.00%	1.625%	$77.2102
$89.27133	17.50%	0.000%	$75.9756
$87.37194	15.00%	0.000%	$75.9756
$86.04237	13.25%	0.000%	$75.9756
$83.57316	10.00%	-2.870%	$73.7953
$79.77438	5.00%	-7.285%	$70.4410
$75.97560	0.00%	-11.700%	$67.0866
$72.17682	-5.00%	-16.115%	$63.7323
$68.37804	-10.00%	-20.530%	$60.3780
$64.57926	-15.00%	-24.945%	$57.0236
$60.78048	-20.00%	-24.945%	$57.0236
$53.18292	-30.00%	-24.945%	$57.0236
$45.58536	-40.00%	-24.945%	$57.0236
$37.98780	-50.00%	-24.945%	$57.0236
$30.39024	-60.00%	-24.945%	$57.0236
$22.79268	-70.00%	-24.945%	$57.0236
$15.19512	-80.00%	-24.945%	$57.0236
$7.59756	-90.00%	-24.945%	$57.0236
$0.00000	-100.00%	-24.945%	$57.0236
*You will be entitled to receive at maturity any accrued and unpaid interest in cash, in addition to the payment at maturity referred to above, paid, at our election, in cash or in shares of the Reference Stock. Any fractional shares will be paid in cash.
Hypothetical Examples of Amount Payable at Maturity
The following examples illustrate how the payment at maturity (excluding the interest payments) in different hypothetical scenarios is calculated.
Example 1: The Final Share Price is $37.9878, a decrease of 50% from the Initial Strike Price.
Because the Final Share Price is less than the Lower Put Strike Price, the investor receives a payment at maturity of $57.0236 per note (which is less than the Principal Amount), calculated as follows:
Payment at Maturity = Downside Participation × Lower Put Strike Price
Payment at Maturity = 88.30022% × $64.57926
Payment at Maturity = $57.0236
Example 2: The Final Share Price is $72.17682, a decrease of 5% from the Initial Strike Price.
Because the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, the investor receives a payment at maturity of $63.7323 per note (which is less than the Principal Amount), calculated as follows:
Payment at Maturity = Downside Participation × Final Share Price
Payment at Maturity = 88.30022% × $72.17682
Payment at Maturity = $63.7323
Example 3: The Final Share Price is equal to the Initial Strike Price of $75.9756.  Because the Final Share Price is equal to the Initial Strike Price and therefore greater than the Lower Put Strike Price and less than the Upper Put

JPMorgan Structured Investments —	PS-6
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

Strike Price, the investor receives a payment at maturity of $67.0866 per note (which is less than the Principal Amount), calculated as follows:
Payment at Maturity = Downside Participation × Final Share Price
Payment at Maturity = 88.30022% × $75.9756
Payment at Maturity = $67.0866
Example 4: The Final Share Price is $79.77438, an increase of 5% from the Initial Strike Price.  Because the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, the investor receives a payment at maturity of $70.4410 per note (which is less than the Principal Amount), calculated as follows:
Payment at Maturity = Downside Participation × Final Share Price
Payment at Maturity = 88.30022% × $79.77438
Payment at Maturity = $70.4410
Example 5: The Final Share Price is $87.37194, an increase of 15% from the Initial Strike Price.  Because the Final Share Price is greater than the Upper Put Strike Price and less than the Call Strike Price, the investor receives a payment at maturity of the Principal Amount of $75.9756 per note.
Example 6: The Final Share Price is $91.17072, an increase of 20% from the Initial Strike Price.  Because the Final Share Price is greater than the Call Strike Price, the investor receives a payment at maturity of $77.2102 per note, calculated as follows:
Payment at Maturity = [Upside Participation × (Final Share Price – Call Strike Price)] + Principal Amount
Payment at Maturity = [65% × ($91.17072 – $89.27133)] + $75.9756
Payment at Maturity = $77.2102
The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-7
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

The Reference Stock
Public Information
All information contained herein on the Reference Stock and on the Reference Stock Issuer is derived from publicly available sources, without independent verification.  According to its publicly available filings with the SEC, the Reference Stock Issuer is a health care services company that operates hospitals and freestanding surgery centers.  The common stock of the Reference Stock Issuer, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of the Reference Stock Issuer in the accompanying product supplement no. 3a-I.  Information provided to or filed with the SEC by the Reference Stock Issuer pursuant to the Exchange Act can be located by reference to SEC file number 001-11239, and can be accessed through www.sec.gov.  We do not make any representation that these publicly available documents are accurate or complete.
Historical Information Regarding the Reference Stock
The following graph sets forth the historical performance of the Reference Stock based on the weekly closing prices (in U.S. dollars) of one share of the Reference Stock from March 11, 2011 through April 24, 2015.  The Reference Stock commenced trading on the New York Stock Exchange on March 10, 2011.  The closing price of one share of the Reference Stock on April 28, 2015 was $75.95.  We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.  The closing prices may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.
Since its inception, the closing price of the Reference Stock has experienced significant fluctuations.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Observation Date.  We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your principal amount.

Historical Performance of HCA Holdings, Inc.
Price ($)
90
80
70
60
50
40
30
20
10
0
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Source: Bloomberg

JPMS’s Estimated Value of the Notes
JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”
JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes.  These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails

JPMorgan Structured Investments —	PS-8
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.
Supplemental Use of Proceeds
The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Are the Total Return and Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Stock?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for illustrations of the risk-return profile of the notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to JPMS’s estimated value of the notes plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.
Supplemental Plan of Distribution
We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the Pricing Date of the notes (this settlement cycle being referred to as T+5).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the Pricing Date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
Reopening Issuances
We may, at our sole discretion, “reopen” the notes based on market conditions at that time.  These further issuances, if any, will be consolidated to form a single sub-series with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement.  The price of any additional offering will be determined at the time of pricing of that offering.  We have no obligation to take your interests into account when deciding to issue additional notes.
Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 7, 2014, which was filed as an exhibit to the Registration Statement on Form S-3 by us on November 7, 2014.

JPMorgan Structured Investments —	PS-9
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

Material U.S. Federal Income Tax Consequences
Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 3a-I does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.
The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes.  It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This discussion does not address the U.S. federal income tax consequences of the ownership or disposition of any Reference Stock that you may receive at maturity.  You should consult your tax adviser regarding the potential U.S. federal income tax consequences of owning and disposing of the Reference Stock.
This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:
• a financial institution;
• a “regulated investment company” as defined in Code Section 851;
• a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
• a dealer in securities;
• a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;
• a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
• a trader in securities who elects to apply a mark-to-market method of tax accounting; or
• a partnership or other entity classified as a partnership for U.S. federal income tax purposes.
If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.
This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this pricing supplement, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect.  The effects of any applicable state, local or non-U.S. tax laws are not discussed.  You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Tax Treatment of the Notes
In determining our reporting responsibilities, we intend to treat the notes as “short-term obligations” for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the notes. Therefore, significant aspects of the tax treatment of an investment in the notes are uncertain. The following discussion assumes this treatment is respected, except where otherwise indicated.
Tax Consequences to U.S. Holders
You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:
•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Generally, a short-term obligation is treated for U.S. federal income tax purposes as issued at a discount equal to the difference between the payments due thereon, including the value of any Reference Stock received, and the instrument’s issue price, and this discount is treated as interest income when received or accrued, as described further below.  There is no authority, however, regarding the accrual of discount on short-term obligations, such as the notes, that provide for

JPMorgan Structured Investments —	PS-10
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

contingent payments.  As a result, several aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain, as discussed below.
Tax Treatment Prior to Maturity
In general, amounts payable on a short-term debt obligation in excess of its issue price are treated as interest income when received or accrued.  However, because the aggregate amount that will be paid on the notes is uncertain and you may ultimately receive amounts aggregating less than the notes’ issue price, several aspects of the tax treatment of the notes are not clear, including whether stated interest on the notes should in all cases be treated as interest income.  Nonetheless, we intend to report all stated interest as interest income when paid to you.
If you are a cash-method taxpayer, you may elect to accrue interest on your notes into income on a current basis, in which case you would generally be treated as an accrual-method taxpayer, as described below.  If you do not make this election, while as discussed above the matter is not clear, you could be required to treat all stated interest on your notes as income when received.  In addition, you could be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry your notes, to the extent of accrued interest that you have not yet included in income, until you dispose of the notes in a taxable transaction.  You should consult your tax adviser regarding these issues.
Although accrual-method taxpayers and certain other investors (including electing cash-method taxpayers) are generally required to accrue discount on a short-term obligation into income on a straight-line basis, both the timing and the amount that must ultimately be accrued with respect to the amount to be received at maturity on notes are uncertain, and it is therefore not clear how these accruals should be determined.  You should consult your tax adviser regarding the application of these rules with respect to your notes.
Tax Treatment upon Sale or Exchange
Upon a sale or exchange of a note (including redemption at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive (including the value of any Reference Stock you receive at maturity) and your adjusted basis in the note.  Your adjusted basis in the note should equal the amount you paid to acquire the note increased by any amounts that you have previously included in income but not received.  The amount of any resulting loss will be treated as a capital loss, which may be subject to special reporting requirements if it exceeds certain thresholds.  Gain resulting from redemption at maturity should be treated as ordinary interest income.  It is not clear whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary income.  You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of a note.
Your basis in any Reference Stock you receive will equal its fair market value on the day you receive it, and your holding period in that stock will begin on the day after receipt.
Possible Alternative Treatments of the Notes
There are other possible treatments that the IRS or a court may adopt, in which case the tax consequences of owning and disposing of the notes could be materially and adversely affected.  For example, it is possible that the notes could be treated as “contingent payment debt instruments.” In this event, regardless of whether you are an accrual-method or cash-method taxpayer, in each year that you hold your notes, you will be required to accrue into income original issue discount on your notes at our “comparable yield” for similar noncontingent debt, determined at the time of the issuance of the notes, subject to certain adjustments, with the result that your taxable income in any year could differ significantly from the interest payments you receive in that year. In addition, any gain recognized upon a sale or exchange of your notes (including at maturity) generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.
Tax Consequences to Non-U.S. Holders
You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:
•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.
You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note.  In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).
Assuming the notes are treated as indebtedness, subject to the discussion of “FATCA” below, income and gain from a note will be exempt from U.S. federal income tax (including withholding tax) if you provide a properly completed

JPMorgan Structured Investments —	PS-11
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.

applicable IRS Form W-8 and these amounts are not effectively connected with your conduct of a U.S. trade or business.  While we and our affiliates intend to treat the notes as indebtedness for withholding tax purposes, others may not and so may withhold on payments to you unless you claim an exemption or reduction under an applicable income tax treaty.  You should consult your tax adviser regarding the possibility of withholding, including the possibility of obtaining a refund of withheld amounts.
If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income.  You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI.  If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.
Section 871(m) imposes a 30% withholding tax on certain “dividend equivalents” paid or deemed paid with respect to U.S. equities or equity indices under certain circumstances.  Several recent Treasury proposals could apply Section 871(m) in the future to notes linked to U.S. equities.  While it is not clear whether or in what form these regulations will be finalized, under recent Treasury guidance, these regulations would not apply to the notes. You should consult your tax adviser regarding the potential application of Section 871(m).
We will not pay additional amounts with respect to any withholding taxes.
Federal Estate Tax
If you are an individual Non-U.S. Holder and if your notes are properly treated as indebtedness for U.S. federal tax purposes, they will not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.
Backup Withholding and Information Reporting
Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes will generally be subject to information reporting unless you are an “exempt recipient.”  You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules.  If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances.  Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
FATCA
Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain non-U.S. entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied.  An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements.  This regime applies to payments of interest and may also apply to a portion of the payment at maturity with respect to the notes.  You should consult your tax adviser regarding the potential application of FATCA to the notes.
We will not pay any additional amounts with respect to any withholding tax.
THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCERTAIN.  YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

JPMorgan Structured Investments —	PS-12
Equity Linked Notes Linked to the Common Stock of HCA Holdings, Inc.